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                          Physical Spa & Fitness Inc.



                                November 4, 1998

Richard K. Wulff
Chief Office of Small Business Review
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


          Re:  PHYSICAL SPA & FITNESS, INC. (THE "COMPANY")
               WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2
               FILE NO. 333-38697
               -------------------------------------------------


Dear Mr. Wulff:

     The Company hereby applies for the withdrawal of its Registration Statement on Form SB-2 together with any amendments thereto. The Company's decision to withdraw the Registration Statement is due to the unfavorable market conditions and lack of underwriter's interest in the offering at this time. None of the securities subject to the Registration Statement that were to be issued by the Company have been sold. The Company at this time has no plans for another public offering. The Company requests, that the Securities and Exchange Commission issue an order granting such withdrawal and its inclusion in the file for the Registration Statement.



Respectfully submitted,


Physical Spa & Fitness Inc.


/s/ Jill Bodnar
----------------------
Jill Bodnar, President


/s/ Darrie Lam
----------------------
Darrie Lam, Secretary



                   14/F Lee Theatre Plaza, 99 Percival Street
             Causeway Bay, Hong Kong, Tel: 2572 8888 Fax: 2838 1543